VIA EDGAR AND FACSIMILE

December 17, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:     Patrick Gilmore
Jennifer Fugario
Matthew Crispino

Re:	Silicon Graphics International Corp.
Form 10-K for the Fiscal Year Ended June 25, 2010
Filed September 8, 2010
Form 10-Q for the Fiscal Quarter Ended September 24, 2010
Filed November 3, 2010
File No. 000-51333

Ladies and Gentlemen:

Silicon Graphics International Corp. (the “Company”) submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 19, 2010 (the “Comment Letter”). Set forth below are each of the comments in your Comment Letter followed by our response. Where additions or changes to disclosures in future filings are included the added language is provided in bold text and deleted language is shown in ~~strikethrough~~ text.

Form 10-K for the Fiscal Year Ended June 25, 2010

Item 1. Business

Customers, page 4

1.	Comment:

We note your response to prior comment 1. Given the significant amount of revenue that you earned from sales to Amazon in fiscal years 2009 and 2010 and the first three months of fiscal 2011, and the fact that these sales were subject to the terms and conditions of your master purchase agreement ("MPA") with Amazon, it appears that you are substantially dependent upon that MPA. Accordingly, please amend your 10-K to include your MPA with Amazon as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

We acknowledge the Staff's view that we appear to be substantially dependent on the MPA with Amazon.com Holdings, Inc. (“Amazon”). However, upon reviewing our initial response to the Staff's prior comment No. 1 (“Prior Comment No. 1”) on this subject, we recognize that we may not have provided sufficient analysis to explain our contrary conclusion. Accordingly, we have provided below additional, detailed analysis supporting our conclusion that we are not substantially dependent on the MPA with Amazon. Please note that we have not further discussed below the threshold requirement in Item 601(b)(10)(ii)(B) that the MPA with Amazon is a type of agreement that “ordinarily accompanies the kind of business conducted by the registrant” beyond what is contained in our initial response to Prior Comment No. 1, but we reiterate our view that this is the case.

To summarize our further analysis, we have concluded that we are not substantially dependent on the MPA with Amazon based on the following factors: (i) our MPAs (including the MPA with Amazon) only set forth the general terms and conditions of our customer relationships, and they do not obligate any actual purchases of our products or services; (ii) purchases of our products and services are made pursuant to individual purchase orders, none of which have been large enough to create substantial dependence; and (iii) even if the Amazon purchase orders are viewed in the aggregate, the trend from fiscal 2009 to the present evidences declining Amazon revenue as a percentage of our total revenue while total revenues have risen, supporting our conclusion that we are not substantially dependent on the MPA. These factors are discussed in greater detail below.

Our MPAs are contractual arrangements establishing the general terms of doing business, and containing standard provisions relating to administrative and logistical procedures for order processing, shipping, delivery, title, inspection, along with customary representations and warranties. The MPAs are non-exclusive and can be terminated by either party for convenience at any time, subject only to notice requirements. As noted in our response letter dated October 22, 2010 to Prior Comment No. 1, all of our customers are required to submit purchase orders for each sales transaction. The MPAs merely standardize some of the general terms and conditions to which the purchase orders are subject. Further, as noted in our response to Prior Comment No. 1, the MPAs do not bind the customer to make purchases under those terms and conditions; and the customers may send us a purchase order with different terms and conditions than those contained in an MPA, which we would presumably negotiate on an as-needed basis. The MPA with Amazon covers all of the general contract provisions outlined above. The MPA with Amazon principally contains the ordinary course of business, default contractual provisions that govern the overall framework of our relationship with Amazon. Actual sales activities resulting in revenue from Amazon are generated through separate purchase orders, and, therefore, we do not consider ourselves substantially dependent upon the MPA with Amazon.

With respect to the purchase orders issued on an individual basis under the MPA with Amazon, we assert that none of the Amazon purchase orders constitute a material contract upon which we are substantially dependent. Specifically, the amount of revenue in the aggregate that we recognized from sales to Amazon in fiscal years 2009 and 2010 and the first quarter of fiscal 2011 was derived from more than 1,300 individual purchase orders submitted under the MPA with Amazon. The amounts of these purchase orders ranged from under $100, up to approximately $2.1 million for the largest individual purchase order. Based on our total revenue of $112.9 million in the first quarter of fiscal 2011, the largest purchase order from Amazon in that period represented approximately 1% of our total revenue. Further, based on our total revenue of $403.7 million in fiscal 2010 and $247.4 million in fiscal 2009, the largest purchase order from Amazon in those respective periods represented less than 1% of our total revenues. As a result, we do not believe that we are substantially dependent upon any individual purchase order.

Additionally, we do not believe that we are substantially dependent upon the Amazon purchase orders in the aggregate as a source of our revenue. While we believe that the loss of a key customer, such as Amazon, could materially impact our revenue, we do not believe that this level of materiality equates with “substantial dependence” upon any single customer or its underlying agreements, as evidenced by the fact that Amazon revenues have declined in relative terms in recent periods, while our total revenues have increased. This trend follows our acquisition of substantially all of the assets of Silicon Graphics, Inc. (“Legacy SGI”) through a bankruptcy sale that was completed in May 2009. Prior to this acquisition, we, then known as Rackable Systems, Inc. (“Rackable”), had a significantly smaller customer base, fewer products and service offerings, and limited market and geographic activity. Since acquiring the Legacy SGI assets and renaming Rackable, Silicon Graphics International Corp. (“SGI”), we have increased our overall revenues, while the percentage of revenues attributable to Amazon has declined. The following table illustrates this trend over fiscal years 2009, 2010 and the first quarter of 2011, which we believe supports our conclusion that we are not substantially dependent on this relationship.

	Total Revenues
	SGI FY11 Q1	SGI FY10	Transition Period
	Three Months Ended	Year Ended	Six Months Ended[1]
	September 24, 2010	June 25, 2010	June 26, 2009
Total Revenue	$112,894	$403,717	$102,777
Amazon Revenue	$15,435	$79,161	$30,490
Amazon Revenue as percentage of Total Revenue	14%	20%	30%
1As disclosed in Note 2 of the Annual Report on Form 10-K for the year ended June 25, 2010, the Company changed its fiscal year end from the Saturday closest to December 31st of each year to the last Friday in June of each year, resulting in a six month transition period beginning January 4, 2009 and ending June 26, 2009.

We note that because of the significant acquisition of Legacy SGI assets, we changed the Rackable fiscal year and quarterly periods, adopting instead the fiscal structure of Legacy SGI (as previously disclosed and discussed in our public filings). As a result, fiscal 2009 was a six month transition period comprised of approximately 4 months of Rackable, and 2 months of SGI, business activity. Fiscal year 2010 was the first complete fiscal year under our new fiscal structure.

Thus, our overall revenue increased, while Amazon revenue as a percentage of such revenue decreased, further supporting our conclusion that we are not, and have not been, substantially dependent on the Amazon purchase orders, even if measured in the aggregate of all Amazon purchase orders.

For the above reasons, we respectfully assert that we are not substantially dependent upon the MPA with Amazon, pursuant to any Amazon purchase orders thereunder on an individual or aggregate basis, and, therefore, we are not required to file the MPA with Amazon or any individual Amazon purchase orders as material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K. We also represent to the Staff that we will continue to monitor the significance of any contracts that we enter into and file any such contracts when we determine that they are required to be filed under Item 601(b)(10) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

General

2.	Comment:

We note your response to prior comment 5 addresses multiple-element arrangements where you are unable to separate the deliverables for revenue recognition purposes (i.e., software products integrated with the hardware ("hardware appliances") and post contract customer support). However, you do not discuss multiple-element arrangements involving products that are not hardware appliances that also include customer support and/or professional services. Please quantify the amount of service revenue recognized during the fiscal year ended June 25, 2010 from such arrangements as well as revenue recognized from services sold separately and how you considered Rule 5-03(b)(1) and (2) of Regulation S-X in this regard.

Response:

As noted above in our response to Comment No. 1, we engaged in a significant acquisition in May 2009, when we purchased substantially all of the assets of Legacy SGI in a bankruptcy sale. Subsequent to the completion of this acquisition, we began the process of integrating the disparate business operations of Legacy SGI and Rackable. Due to factors that included the complexity, scale, and established duration of the Legacy SGI business operations compared to those of Rackable, we determined that integrating the Rackable business operations into those of Legacy SGI was most appropriate. This integration activity included, amongst other things, our change to the Legacy SGI fiscal year and quarterly periods, and our migration to the Legacy SGI accounting systems. We note this overall operational integration activity occurring subsequent to our acquisition in our response to underscore its magnitude and scope, and, therefore, to provide additional relevant context to the subject period addressed by the Staff's comment. The migration of the accounting systems was completed in November 2009. We also note that prior to the SGI acquisition, only a limited portion (approximately 2% to 3%) of our total revenues are estimated to have been derived from service arrangements.

Following the acquisition of Legacy SGI assets, our total service revenues on a contractual basis and related total cost of service revenue increased, with a substantial portion of our total service revenues on a contractual basis and related total cost of service revenue derived from multiple-element arrangements which include Hardware Appliances (as defined in our Annual Report on Form 10-K for the year ended June 25, 2010 in Note 2 to our consolidated financial statements). We did not discuss multiple-element arrangements involving products that are not Hardware Appliances because substantially all of our multiple-element arrangements are multiple-element arrangements which include Hardware Appliances. In response to the Staff's comment regarding quantifying service contracts sold separately, we further reviewed the portion of revenue recognized from services sold separately based on the data available for the subject period. Based on this review, we believe that the revenue recognized from services sold separately would be at or near 10% of total revenues, due to the overall increase in the sale of services following the Legacy SGI acquisition. The Legacy SGI accounting system adopted and used during the subject period lacks the detail for us to specifically identify service contracts sold separately, as that accounting system was not designed to flag or place a marker on each service contract to determine whether services were sold as part of a multiple-element arrangement or sold separately. Furthermore, we did not specifically track our cost of service revenue based on a per-service contract basis; therefore, we lack the ability to identify cost of service revenue associated with a service contract sold as part of a multiple-element arrangement or sold separately. In order for us to provide a precise figure for revenue and related cost of revenue recognized from services sold separately, we would have to manually review each transaction recognized as service revenue and cost of service revenue to identify whether the recognized transactions relate to service contracts sold as part of a multiple-element arrangement or sold separately. Due to this lack of availability of information, we respectfully note that it is not possible to obtain under our accounting system the revenue and related cost of revenue information to make a precise determination of whether service revenue and related cost of service revenue would be required to be presented separately on the face of our Consolidated Statements of Operations under Rule 5-03 (b)(1) and (2) of Regulation S-X.

In summary, prior to the Legacy SGI acquisition, only a limited portion (approximately 2% to 3%) of our total revenues were derived from services arrangements. During the integration period, and based on our high level review and estimate of revenue recognized from services sold separately, we have estimated that the revenue recognized for such services would be at or near 10% of total revenue, in regard to Rule 5-03(b)(1) and (2) of Regulation S-X. Under our accounting system for the subject period, the data required to further review and analyze such services revenues is unavailable, and, with respect to the related cost of such revenue, not possible to determine.

Furthermore, by the first quarter of fiscal 2011, we had implemented a new revenue recognition accounting system that is capable of tracking revenues and related cost of revenue by type of revenue arrangement. Accordingly, we will in future periods separately report this information, to the extent that it is required under Rule 5-03 (b)(1) and (2) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended September 24, 2010

Item 1. Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

3.	Comment:

We note you adopted ASU No. 2009-13 and 2009-14 effective June 26, 2010 on a prospective basis. Please clarify the following so that we may better understand your disclosures and accounting under the new guidance for multiple-element arrangements that include hardware appliances and where the undelivered element is post contract customer support:

•
We note your disclosure on page 7 regarding multiple-element arrangements where software is "more-than-incidental." Please clarify whether this means the software is considered essential to the functionality of the hardware. If so, please discuss the basis for your conclusions.

•
With respect to arrangements where software is "more-than-incidental," please identify the non-software deliverables and software deliverables. In this regard, the designation "software deliverables" suggest that the software elements are included within the scope of the software revenue recognition guidance. However, this is inconsistent with ASU No. 2009-14 if, in fact, the software is essential to the functionality of the hardware. Please clarify.

•
We note your disclosure that if an arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is recognized as one unit of accounting using the software revenue recognition guidance.

Based on the guidance in ASU No. 2009-14, this suggests that the software is not essential to the functionality of the tangible product. For clarification purposes, please identify the software deliverables to which you are referring and discuss how this disclosure relates to the other disclosures noted above.

Response:

Our products are highly configurable and, accordingly, our customers have the ability to choose from a “menu” of software offerings when purchasing our Hardware Appliances. Certain Hardware Appliances are almost always sold with specific software products. In accordance with ASU No. 2009-14, we evaluate whether the various software products included in our hardware function together to deliver the essential functionality of the hardware. If the software product is determined to function together with the hardware and is essential to the functionality of the hardware, we classify such software product as a non-software element. The non-software elements are then accounted for in accordance with the provisions of ASU No. 2009-13. If the software product is determined to be not essential to the functionality of the hardware; and therefore, does not function together with the hardware, we classify such software product as a software element. The software elements and any related post contract customer support ("PCS") are then accounted for as one unit of accounting, as historically we have not been able to establish vendor specific objective evidence of fair value of PCS as required by ASU 985-605.

In evaluating whether the software functions together with the hardware and is essential to the functionality of the hardware, we consider the following factors as required by ASU 2009-14:

a. If sales of the tangible product without the software elements are infrequent, a rebuttable presumption exists that software elements are essential to the functionality of the tangible product.
b. A vendor may sell products that provide similar functionality, such as different models of similar products. If the only significant difference between similar products is that one product includes software that the other product does not, the products shall be considered the same product for the purpose of evaluating (a).
c. A vendor may sell software on a standalone basis. The vendor may also sell a tangible product containing that same software. The separate sale of the software shall not cause a presumption that the software is not essential to the functionality of the tangible product.
d. Software elements do not need to be embedded within the tangible product to be considered essential to the tangible product's functionality.
e. The non-software elements of the tangible product must substantively contribute to the tangible product's essential functionality. For example, the tangible product should not simply provide a mechanism to deliver the software to the customer.
In evaluating whether our software products function together with our hardware and are essential to the functionality of our hardware, we primarily looked to our knowledge of the functionality of our products, and also considered the frequency with which we sell certain of our software products with our hardware products. Based on such historical analysis of transactions, we were able to determine the frequency of sales in which a particular software product was either included or excluded from a Hardware Appliance sale. In addition, the historical analysis of the transactions confirmed that the software products which we assessed as those which function together with our hardware almost always are included in our hardware products. We evaluated the other factors and determined that: our products are differentiated by processing power and storage capacity as opposed to any differentiation based on software (factor b); we rarely sell our software on a stand-alone basis (factor c); our software is generally embedded in our hardware (factor d), and our hardware contributes substantively to our Hardware Appliances' essential functionality (factor e). Based on the aforementioned analysis, we were then able to determine which of our software product offerings were considered non-software elements (and therefore essential to the functionality of the hardware) and software elements (not essential to the functionality of the hardware).

As discussed above, software elements are software products which do not function together with the hardware and are not essential to the functionality of the hardware. Our historical analysis of transactions indicated that these software products are sold with our hardware on an infrequent basis; thus indicating that such software is not essential to the functionality of the hardware. Our software elements include software products which are support tools, utilities, development tools or add-on software applications designed to accelerate the performance of our products or to provide customers with enhanced technical support. All such software products and any related PCS is accounted for as one unit of accounting, as historically we have not been able to establish vendor specific objective evidence of fair value of PCS as required by ASU 985-605.

We acknowledge the Staff's comments and we will clarify our disclosure of our multiple-element revenue recognition policy under Note 3. Summary of Significant Accounting Policies accordingly in our next Quarterly Report on Form 10-Q.

Note 4. Financial Instruments and Fair Value

Long-term Investments, page 8

4.	Comment:

We note that during the three months ended September 24, 2010, you entered into an offer to sell your auction rate securities and as a result recognized a $1.2 million other-than-temporary impairment loss on the portfolio. We also note your disclosure on pages 62 and 80 of your Form 10-K for the fiscal year ended June 25, 2010, that you had the intent and ability to hold these securities until the entire amortized cost basis of such securities recovered. Tell us when you determined your intention to sell your auction rate securities and how you considered disclosing the reasons for your intention to sell these securities. Additionally, in light of the timing of the filing of your Form 10-K on September 8, 2010 and the close of the fiscal quarter, please tell us how you considered disclosing this in your Form 10-K as a known event that was reasonably likely to have a material effect on future operating results, including how you considered providing quantitative disclosure of the amount of loss that you reasonably expected to realize. Refer to Instruction 3 to Item 303(a) of Regulation S-K.

Response:

As of September 8, 2010, the date of the filing of our Form 10-K for the fiscal year ended June 25, 2010, we had not decided to sell our auction rate securities and accordingly no such disclosures with respect to such a sale would have been appropriate. Subsequently, on September 14, 2010, based on a review of our long-term liquidity position and given the uncertain short-term recovery and limited availability of the primary auction rate securities market, our finance team recommended that we sell our auction rate securities if a secondary market became available at a specific targeted selling price in relation to par value. After discussions with two secondary market brokers, we were presented with an opportunity in the near term to sell a portion of our auction rate securities at or above the targeted selling price point. On September 17, 2010, we obtained approval from the Chief Financial Officer, the Chief Executive Officer and the General Counsel to enter into the 'offer to sell' agreement, and we submitted the 'offer to sell' agreement to the secondary market broker. As such, we recognized an other-than-temporary impairment on our entire auction rate securities portfolio in our Consolidated Statements of Operations on September 17, 2010 and disclosed the change in intent within our disclosure in the Form 10-Q for the three months ended September 24, 2010.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

5.	Comment:

Your effectiveness conclusions includes an incomplete definition of disclosure controls and procedures as it does not include all of the components described in Exchange Act Rule 13(a)-15(e). Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, please either include the complete definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) or simply indicate that your disclosure controls and procedures were effective without providing a partial definition.

Response:

We confirm that our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of September 24, 2010 to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods and to ensure that information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

In future filings, we will revise our disclosure under Item 4. Controls and Procedures, Evaluation of Disclosure Controls and Procedures as follows:

"Under the supervision and with the participation of our ~~Our~~ management, including our chief executive officer and chief financial officer, we have ~~has~~ evaluated the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The evaluation considered the procedures ~~that are~~ designed to ensure that the information included in reports we file under the ~~Securities Exchange Act of 1934, as amended, or~~ the Exchange Act~~,~~ is recorded, processed, summarized and reported within the appropriate time periods and that information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Based on that evaluation, our ~~Our~~ management, including our chief executive officer and chief financial officer, has concluded that ~~these~~ our disclosure controls and procedures were effective at the reasonable assurance level as of [date of fiscal quarter end]. ~~to ensure the information required to be disclosed by us in this Quarterly Report on Form 10-Q is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.~~"

* * *

Silicon Graphics International Corp. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response please contact me at (510) 933-8045.

Very truly yours,
Silicon Graphics International Corp.

/s/ James D. Wheat______
James D. Wheat
Senior Vice President and
Chief Financial Officer

Cc:    Mark J. Barrenechea, President and Chief Executive Officer
Maurice Leibenstern, General Counsel and Senior Vice President